UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

Westinghouse Air Brake Technologies Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

929740108
(CUSIP Number)

Christoph A. Pereira

Vice President, Chief Corporate, Securities and Finance Counsel

General Electric Company

41 Farnsworth Street

Boston, Massachusetts 02210

617-433-2952

With a Copy to:

William L. Taylor

Michael Kaplan

John B. Meade

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

Facsimile: (212) 701-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 929740108	Page 2 of 12 Pages

1	Names of Reporting Person General Electric Company
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 10,644,415.45 (1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 10,644,415.45 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,644,415.45 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9% (1)(2)
14	Type of Reporting Person (See Instructions) CO

_______________

(1)	See Item 5 of this Schedule 13D.
(2)	Beneficial ownership of the above referenced shares of Common Stock is being reported hereunder solely because General Electric Company may be deemed to have beneficial ownership of such shares of Common Stock as a result of the Voting Agreement (as defined below) with certain stockholders of Wabtec (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by General Electric Company that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Wabtec”).  The principal executive offices of Wabtec are located at 1001 Air Brake Avenue, Wilmerding, PA 15148.

Item 2.  Identity and Background.

(a) − (c), (f) The name of the person filing this statement is General Electric Company (“GE” or the “Reporting Person”), a corporation incorporated under the laws of the State of New York. The principal business of GE is providing global diversified infrastructure and financial services. The principal business address and principal office address of GE is 41 Farnsworth Street, Boston, Massachusetts 02210.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth on Schedule I hereto and are incorporated herein by reference.

(d) – (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On May 20, 2018, concurrently with the execution of the Merger Agreement and the Separation Agreement (each as defined below), and as an inducement for the Reporting Person to enter into the Merger Agreement and the Separation Agreement, certain directors, officers and other stockholders of Wabtec (collectively, the “Covered Stockholders”) entered into a Voting and Support Agreement (the “Voting Agreement”) with the Reporting Person with respect to the shares of Common Stock beneficially owned by such Covered Stockholders (such shares of Common Stock collectively, the “Covered Shares”).  As described in response to Item 4, the Covered Shares beneficially owned by the Covered Stockholders have not been purchased by the Reporting Person, and thus no funds were used for such purpose.  The Reporting Person has not paid any monetary consideration to the Covered Stockholders in connection with the execution and delivery of the Voting Agreement.  For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction.

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Separation Agreement.

On May 20, 2018, GE entered into definitive agreements with Wabtec, Transportation Systems Holdings Inc., a newly formed wholly owned subsidiary of GE (“SpinCo”), Wabtec US Rail Holdings, Inc., a newly formed wholly owned subsidiary of Wabtec (“Merger Sub”) and Wabtec US Rail, Inc., a wholly owned subsidiary of Wabtec (“Direct Sale Purchaser”), pursuant to which (and subject to the terms and conditions of which) Wabtec and GE’s transportation business (“GE Transportation”) will be combined. The transaction will be effected through a modified Reverse Morris Trust transaction preceded by a direct sale of certain assets related to GE Transportation from GE to Direct Sale Purchaser and the assumption of certain liabilities by Direct Sale Purchaser. The transaction has been approved by the boards of directors of both Wabtec and GE.

The agreements provide that GE will (1) sell a portion of the assets of GE Transportation to Wabtec, (2) spin-off or spin-off/split-off a portion of SpinCo (which will hold the remainder of GE Transportation) to GE stockholders (the “Distribution”), and (3) immediately thereafter merge SpinCo and Merger Sub (the “Merger”), which will result in SpinCo becoming a wholly owned

Page 3 of 12 Pages

subsidiary of Wabtec. As part of the transaction, GE will be paid a $2.9 billion up-front cash payment in consideration for the direct sale of certain assets, and GE and its stockholders will receive 50.1% of the fully diluted outstanding shares of Wabtec (with GE holding 9.9% of the fully diluted outstanding shares). Upon closing, Wabtec stockholders will own 49.9% of the fully diluted outstanding shares of Wabtec. GE has the right to increase the portion of the merged company owned by GE stockholders (subject to a corresponding reduction in GE’s ownership). The transaction is subject to customary closing conditions, including approval by Wabtec stockholders and regulatory approvals.

The definitive agreements entered into include: (1) a Separation, Distribution and Sale Agreement (the “Separation Agreement”) among Wabtec, GE, SpinCo and Direct Sale Purchaser; (2) an Agreement and Plan of Merger (the “Merger Agreement”) among Wabtec, GE, SpinCo and Merger Sub; and (3) the Voting Agreement.

The Separation Agreement

The Separation Agreement governs the separation of GE Transportation from GE, the sale of a portion of the assets of GE Transportation to Direct Sale Purchaser and the Distribution. The Separation Agreement permits GE to select the form of the Distribution. Assuming GE effects the separation through a spin-off transaction, GE stockholders would receive approximately 80% of the outstanding SpinCo shares (assuming GE does not exercise its right to increase the portion of the combined company owned by GE stockholders), without consideration, by way of a pro rata dividend. Alternatively, if GE effects the separation through a spin off/split-off transaction, GE stockholders could elect to participate in an exchange offer to exchange GE shares for shares of SpinCo. Such a split-off would be followed by a clean-up spin-off whereby GE stockholders would receive additional shares of SpinCo such that the total amount of shares of SpinCo exchanged and distributed to GE stockholders would equal approximately 80% of the outstanding SpinCo shares (assuming GE does not exercise its right to increase the portion of the combined company owned by GE stockholders), without consideration, by way of a pro rata dividend.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

The Merger Agreement

Under the terms of the Merger Agreement, immediately after the completion of this spin-off or spin-off/split-off, Merger Sub will merge with and into SpinCo, and each share of SpinCo common stock will be converted into the right to receive a number of fully paid and non-assessable shares of Common Stock equal to the exchange ratio set forth in the Merger Agreement. The share issuance is structured to result in GE and its stockholders receiving 50.1% of all outstanding shares in the combined company on a fully diluted basis, with GE itself holding 9.9% as a result of its retention of a certain percentage of the SpinCo shares (assuming GE does not exercise its right to increase the portion of the combined company owned by GE stockholders). After the Merger, SpinCo will be a wholly owned subsidiary of Wabtec.

Pursuant to the Merger Agreement, GE has the right to designate three individuals for appointment to the board of directors of Wabtec. Each of the new board designees must be an “independent director” under the rules of the New York Stock Exchange and must be reasonably acceptable to the Nominating and Corporate Governance Committee of the Wabtec board of directors. At GE’s direction, (i) one new board designee (the “Initial GE Designee”) will be assigned to the class of directors that is up for reelection at the first annual meeting of Wabtec’s stockholders that occurs after Merger is effective, (ii) one new board designee will be assigned to the class of directors that is up for reelection at the second annual meeting of Wabtec’s stockholders that occurs after the Merger is effective and (iii) one new board designee will be assigned to the class of directors that is up for reelection at the third annual meeting of Wabtec’s stockholders that occurs after the Merger is effective. If the completion of the transaction occurs after the date that is six months prior to the date of the 2019 annual meeting of Wabtec stockholders (the “Wabtec 2019 Stockholders Meeting”) and prior to the date on which Wabtec commences mailing its proxy statement for the Wabtec 2019 Stockholders Meeting (the “Wabtec 2019 Proxy Mailing Date”), then Wabtec will cause the Initial GE Designee to be nominated for election to the Wabtec board at the Wabtec 2019 Stockholder Meeting. If the completion of the transaction occurs after the Wabtec 2019 Proxy Mailing Date and prior to the

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Wabtec 2019 Stockholders Meeting, Wabtec will cause the Initial GE Designee to be re-appointed to the Wabtec board following the Wabtec 2019 Stockholders Meeting.

GE and Wabtec have agreed to certain customary representations, warranties and covenants in the Merger Agreement, including certain representations as to the financial statements, contracts, liabilities and other attributes of their respective businesses, certain business conduct restrictions and covenants requiring efforts to complete the transaction.

The Merger Agreement contains various closing conditions, including, among other things (1) the completion of the internal reorganization, direct sale and Distribution in accordance with the Separation Agreement, (2) the effectiveness of registration statements to be filed with the U.S. Securities and Exchange Commission pursuant to the Merger Agreement, (3) approval of the issuance of Common Stock, and a related amendment to Wabtec’s charter, by Wabtec’s stockholders, including the Covered Stockholders, (4) approval for listing on the New York Stock Exchange of the shares of Common Stock to be issued in the Merger and (5) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The Merger Agreement contains specified termination rights for Wabtec and GE, including in the event that the Merger has not been consummated on or before the one-year anniversary of the date of the Merger Agreement subject to extension to the fifteen-month anniversary of the date of the Merger Agreement, upon either Wabtec’s or GE’s written request, if the reason the transactions have not closed is because certain conditions relating to regulatory approvals have not yet been satisfied. Additionally, the Merger Agreement requires Wabtec to pay GE a termination fee under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2 and is incorporated herein by reference.

The Voting Agreement

The Voting Agreement requires each Covered Stockholder to vote (or cause to be voted) such Covered Stockholder’s Covered Shares (i) in favor of the approval of the Parent Share Issuance (as defined in the Merger Agreement) and the Parent Charter Amendment (as defined in the Merger Agreement) and any related action reasonably requested by the Reporting Person in furtherance of the foregoing, (ii) in favor of any proposal to adjourn or postpone the Parent Stockholder Meeting (as defined in the Merger Agreement) to a later date if there is not a quorum or there are not sufficient votes for approval of such matters on the date on which the Parent Stockholder Meeting is held to vote upon any of the foregoing matters, (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Wabtec contained in the Merger Agreement or of such Covered Stockholder contained in the Voting Agreement, and (iv) against any Acquisition Proposal or Superior Proposal (each as defined by the Merger Agreement) and against any other actions, agreements or transactions involving Wabtec or its subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone, adversely affect or otherwise materially adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the performance by Wabtec of its obligations under the Merger Agreement or by such Covered Stockholder of its obligations under the Voting Agreement.

Pursuant to the Voting Agreement, each Covered Stockholder (i) agrees not to commence or participate in, and will take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, related to the Voting Agreement, the Merger Agreement or the transactions contemplated thereby against the Reporting Person, SpinCo, Merger Sub or Wabtec or any of their respective affiliates relating to the negotiation, execution or delivery of the Voting Agreement or the Merger Agreement or the consummation of the transactions contemplated thereby, (ii) agrees not to, prior to the Expiration Time (as defined below) and subject to certain exceptions, (a) enter into any voting agreement or voting trust with respect to its Covered Shares, (b) grant a proxy, consent or power of attorney with respect to its Covered Shares or (c) knowingly take any action that would make any representation or warranty of such Covered Stockholder contained in the Voting Agreement untrue or incorrect, or have the effect of preventing or disabling such Covered Stockholder from performing any of its obligations under the Voting Agreement, and (iii) subject to certain limits, provides an irrevocable proxy appointing the Reporting Person and any designee of the Reporting Person as such Covered Stockholder’s proxy and attorney-in-fact to vote such Covered Stockholder’s Covered Shares in accordance with the

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Voting Agreement. The Voting Agreement does not limit or restrict any Covered Stockholder in his or her capacity as a director or officer from acting in such capacity or voting in such capacity in such person’s sole discretion on any matter.

The Voting Agreement and the irrevocable proxies granted thereunder terminate upon the earliest of (a) the date on which the approval of the Parent Share Issuance and Parent Charter Amendment is obtained from Wabtec stockholders, (b) the time at which the Merger Agreement is terminated in accordance with its terms and (c) one year after the time either the Reporting Person or Wabtec sends a notice of termination of the Merger Agreement to the other party that is not withdrawn prior to the end of such one-year period (the “Expiration Time”).

To the extent that any Covered Stockholder acquires beneficial ownership of any Common Stock during the term of such Covered Stockholder’s Voting Agreement, such Common Stock will become subject to the terms of such Voting Agreement.

Until the Expiration Time, each Covered Stockholder is prohibited from transferring, or permitting the transfer of, any Covered Shares beneficially owned by such Covered Stockholder, subject to certain limited exceptions. Each Covered Stockholder has also agreed not to, and to cause its subsidiaries, affiliates and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in negotiations concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information to, or have or participate in any discussions with, any person relating to any Acquisition Proposal, (iv) make or participate in, directly or indirectly, a solicitation of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person, with respect to the voting of any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that the stockholders of Wabtec vote in favor of the approval of the Parent Share Issuance and the Parent Charter Amendment as otherwise expressly provided in the Voting Agreement, (v) approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, or allow any of its affiliates to enter into, a merger agreement, letter of intent, term sheet, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, voting, profit capture, tender or other similar contract providing for, with respect to, or in connection with, or that is intended to or could reasonably be expected to result in any Acquisition Proposal or (vi) agree or propose to do any of the foregoing. Each Covered Stockholder has also agreed to promptly notify the Reporting Person after receipt of an Acquisition Proposal.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

The Shareholders Agreement

Upon closing of the transactions contemplated by the Merger Agreement and Separation Agreement, Wabtec and GE will enter into a Shareholders Agreement (the “Shareholders Agreement”) governing the rights and obligations of Wabtec, GE and certain of GE’s affiliates (collectively, and together with GE, the “Shareholder Parties”) with respect to the shares of Common Stock to be retained by GE following the completion of the Merger. The Shareholders Agreement will set out, among other things, standstill restrictions, a voting agreement and transfer and manner of sale restrictions.

Until the earlier of (i) the later of (A) the 24-month anniversary of the closing and (B) the 3-month anniversary of the date on which the Shareholder Parties first cease to beneficially own any of the Common Stock acquired in connection with the Merger and (ii) a change of control of Wabtec, the Shareholder Parties will not (subject to certain exceptions), among other things, (A) acquire, offer to acquire or agree to acquire beneficial ownership of any Common Stock, (B) make any statement, proposal or offer with respect to, or otherwise solicit or effect, or seek or offer or propose to effect, (1) any business combination, merger, tender offer, exchange offer or similar transaction involving Wabtec or its subsidiaries, (2) any restructuring, recapitalization, liquidation, dissolution or similar transaction involving Wabtec or its subsidiaries, (3) any acquisition of, including rights or options to acquire interests in, any equity securities of Wabtec or its subsidiaries or (4) the composition of or election of any individual to the board of directors of Wabtec, or (C) request, call or seek to call a meeting of the Wabtec stockholders, nominate any individual for election as a director of Wabtec at any meeting of the Wabtec stockholders, submit any stockholder proposal to seek representation on the board of directors of Wabtec or any other proposal to be considered by the Wabtec stockholders, or recommend that any other Wabtec

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stockholders vote in favor of, or otherwise publicly comment favorably or unfavorably about, or solicit votes or proxies for, any such nomination or proposal submitted by another Wabtec stockholder, or otherwise publicly seek to control or influence the board of directors, management or policies of Wabtec.

The Shareholders Agreement will also provide that for as long as the Shareholder Parties hold any of the Common Stock acquired in connection with the Merger, with respect to any matter presented for a vote of the Wabtec stockholders, each of the Shareholder Parties will vote all the Common Stock it beneficially owns and over which it maintains sole voting power in the same proportion as the votes cast by all Common Stock it does not beneficially own on such matter.

In addition, for a period of 90 days following the closing, the Shareholder Parties will not offer, sell, contract to sell or otherwise dispose of any of (or enter into any transaction designed to, or which might reasonably be expected to, result in the disposition of) the Common Stock acquired in connection with the Merger, or publicly announce an intention to effect any such transaction. After such 90-day period, such transfer restrictions will not apply, except that the Shareholder Parties will not transfer Common Stock constituting more than one percent of all outstanding Common Stock to a third party if such Shareholder Party actually knows, after making such inquiry as such Shareholder Party determines to be reasonable under the circumstances, that such third party holds two percent or more of the outstanding Common Stock prior to such transfer. The transfer restrictions described in the immediately preceding sentence will not apply to transfers to (i) affiliates of GE, (ii) pursuant to a bona fide tender offer or exchange offer, (iii) pursuant to a merger or similar business combination effected by Wabtec, (iv) to an underwriter in connection with a public offering, (v) in an open-market transaction effected through a broker-dealer, (vi) to a broker-dealer in a block sale so long as such broker-deal makes block trades in the ordinary course of its business or (vii) to (A) a registered investment fund, (B) a separately managed account not associated with a hedge fund, (C) a pension fund or (D) a shareholder of Wabtec as of March 31, 2018. Furthermore, GE (and any affiliate to which it transfers shares) will be required to sell all beneficially owned shares of Common Stock acquired in the Merger no later than the third anniversary of the closing of the Merger.

The Shareholders Agreement also provides the Shareholder Parties with certain customary registration rights with respect to its shares of Common Stock, including demand registration rights, piggyback registration rights and share registration rights and requirements that Wabtec pay certain registration expenses and bear certain indemnification liabilities.

The foregoing description of the Shareholders Agreement does not purport to be the complete, definitive agreement relating to such matters and is qualified in its entirety by reference to the full text of the Form of Shareholders Agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference.

The Tax Matters Agreement

Upon closing of the transactions contemplated by the Merger Agreement and Separation Agreement, GE, Wabtec, and certain of their affiliates will enter into a Tax Matters Agreement (the “Tax Matters Agreement”) that will govern their respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, tax returns, tax contests and other tax matters. In general, GE will be responsible for all taxes of SpinCo for periods before the Distribution, and Wabtec will be responsible for all taxes of SpinCo for periods after the Distribution. The Tax Matters Agreement generally will allocate taxes arising with respect to the Distribution and the separation of GE Transportation from GE. Wabtec will be required to pay certain amounts to GE as and when Wabtec realizes cash tax savings as a result of tax benefits produced in connection with the Distribution and certain related transactions. The Tax Matters Agreement will also impose certain restrictions on Wabtec, SpinCo and their subsidiaries (including certain restrictions on sales of assets, among others). GE will also be obligated to sell a certain number of shares of Wabtec no later than the second anniversary of the Distribution.

The foregoing description of the Tax Matters Agreement does not purport to be the complete, definitive agreement relating to such matters and is qualified in its entirety by reference to the full text of the Form of Tax Matters Agreement, which is attached hereto as Exhibit 5 and is incorporated herein by reference.

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The transactions contemplated by the Merger Agreement and the Separation Agreement may, if consummated in accordance with their terms, result in any or all of the actions contemplated by one or more of subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) Parent Share Issuance, as a result of which the Reporting Person will acquire Common Stock, (ii) the Merger, as a result of which SpinCo would become a wholly owned subsidiary of Wabtec, (iii) the appointment to the board of directors of Wabtec of three individuals designated by the Reporting Person and changes in one or more members of management of Wabtec, (iii) material changes in the capitalization and corporate structure of Wabtec and (iv) the Parent Charter Amendment, as a result of which Wabtec will increase the authorized shares of Common Stock to 500,000,000 shares. Except as set forth in this Item 4 and in connection with the transactions contemplated by the Merger Agreement, the Separation Agreement and the Voting Agreement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although each of the Reporting Person reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

(a) and (b).

The beneficial ownership percentages described in this Schedule 13D are based on 97,876,897 shares of Common Stock deemed to be outstanding as of May 18, 2010, calculated as the sum of (i) 96,291,014 shares of Common Stock outstanding on May 18, 2018, (ii) an aggregate of 651,355 shares of Common Stock issuable upon the exercise of options that are currently exercisable, or exercisable within 60 days, and (iii) 934,528 shares of Common Stock issuable in respect of certain performance unit awards (assuming maximum attainment of the applicable performance goals), in each case, as represented by Wabtec in the Merger Agreement.

Immediately prior to the execution of the Voting Agreement, the Reporting Person did not own any shares of Common Stock. However, as a result of entering into the Voting Agreement on May 20, 2018, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to a total of 10,644,415.45 shares of Common Stock deemed to be outstanding on May 20, 2018, representing the sum of the outstanding shares of Common Stock individually beneficially owned by the Covered Stockholders, as represented by the Covered Stockholders in the Voting Agreement, which represents approximately 10.9% of the shares of Common Stock deemed to be outstanding as of May 18, 2018 as described in the prior paragraph. Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.

Except as set forth above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named in Schedule I hereto, owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)   Except for the execution and delivery of the Merger Agreement, the Separation Agreement and the Voting Agreement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has effected any transaction in the shares of Common Stock during the past 60 days.

(d)   Except with reference to the Merger Agreement and the Voting Agreements and the transactions contemplated by those agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Wabtec reported herein.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Wabtec, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint

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ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Separation, Distribution and Sale Agreement, dated as of May 20, 2018, among General Electric Company, Transportation System Holdings Inc., Westinghouse Air Brake Technologies Corporation and Wabtec US Rail, Inc. (incorporated by reference to Exhibit 2.2 to Wabtec’s Current Report on Form 8-K filed May 24, 2018).

2.	Agreement and Plan of Merger, dated as of May 20, 2018, among General Electric Company, Transportation System Holdings Inc., Westinghouse Air Brake Technologies Corporation and Wabtec US Rail, Inc. (incorporated by reference to Exhibit 2.1 to Wabtec’s Current Report on Form 8-K filed May 24, 2018).

3.	Voting and Support Agreement, dated as of May 20, 2018, among General Electric Company and each of the Covered Stockholders (incorporated by reference to Exhibit 2.3 to Wabtec’s Current Report on Form 8-K filed May 24, 2018).

4.	Form of Shareholders Agreement between General Electric Company and Westinghouse Air Brake Technologies Corporation (incorporated by reference to Exhibit 2.4 to Wabtec’s Current Report on Form 8-K filed May 24, 2018).

5.	Form of Tax Matters Agreement between General Electric Company, Transportation Systems Holdings Inc., Westinghouse Air Brake Technologies Corporation and Wabtec US Rail, Inc. (incorporated by reference to Exhibit 2.5 to Wabtec’s Current Report on Form 8-K filed May 24, 2018).

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SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2018

General Electric Company

By:	/s/ Christoph A. Pereira
	Name:	Christoph A. Pereira
	Title:	Vice President, Chief Corporate, Securities and Finance Counsel

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SCHEDULE I

Directors and Executive Officers of

General Electric Company

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company. The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship

Sébastien M. Bazin (Director)	Chairman and CEO of AccorHotels Paris, France	France

W. Geoffrey Beattie (Director)	Chief Executive Officer, Generation Capital Toronto, Canada	Canada

John J. Brennan (Director)	Chairman Emeritus and Senior Advisor, The Vanguard Group Malvern, Pennsylvania	United States

H. Lawrence Culp, Jr. (Director)	Senior Lecturer, Harvard Business School Senior Adviser, Bain Capital Private Equity Boston, Massachusetts	United States

Francisco D’Souza (Director)	Chief Executive Officer, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States

John L. Flannery (Director and Chief Executive Officer)	Chairman of the Board and Chief Executive Officer, General Electric Company Boston, Massachusetts	United States

Edward P. Garden (Director)	Chief Investment Officer, Trian Fund Management, L.P. New York, New York	United States

Thomas W. Horton (Director)	Senior Advisor, Warburg Pincus, LLC New York, New York	United States

Risa Lavizzo-Mourey (Director)	Professor, University of Pennsylvania Philadelphia, Pennsylvania	United States

Page 11 of 12 Pages

Name	Present Principal Occupation or Employment	Citizenship

James J. Mulva (Director)	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips Houston, Texas	United States

Leslie F. Seidman (Director)	Former Chairman, Financial Accounting Standards Board Norwalk, Connecticut	United States

James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York, New York	United States

Alex Dimitrief (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Electric Company; President and Chief Executive Officer, Global Growth Organization	United States

Jan R. Hauser (Vice President, Controller & Chief Accounting Officer)	Vice President, Controller & Chief Accounting Officer, General Electric Company	United States

Michael J. Holston (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary, General Electric Company	United States

David L. Joyce (Vice Chairman)	Vice Chairman, General Electric Company; President & CEO, GE Aviation	United States

Raghu Krishnamoorthy (Senior Vice President, Chief Human Resources Officer)	Senior Vice President, Chief Human Resources Officer, General Electric Company	United States

Jamie S. Miller (Senior Vice President, Chief Financial Officer)	Senior Vice President and Chief Financial Officer, General Electric Company	United States

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